SYLA Technologies Updates 2023 Full Year Financial Guidance with Upward Revision of Income from Continuing Operations and Earnings Per Share

TOKYO, JAPAN – Dec. 13, 2023 – SYLA Technologies Co., Ltd. (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, today announced its updated financial guidance for the fiscal year ending December 31, 2023, revising the previous guidance announced on May 17, 2023, and corrected on July 3, 2023 (the “Previous Guidance”).

Updated Financial Guidance for Full Year 2023

●	Revenues are expected to be ¥22,500 million, a reduction from the Previous Guidance of ¥24,700 – ¥26,700 million
●	Income from continuing operations (excluding income from the mining business) is expected to be ¥1,450 million, an increase from the Previous Guidance of ¥850 – ¥980 million.
●	Earnings per share*[1,2] is expected to be ¥2,600, an increase from the Previous Guidance of ¥1,359 – ¥1,637.

*1 Net income from continuing operations per share (excluding income from the mining business)

*2 1 common share of SYLA = 100 American Depositary Shares

“We are pleased to announce revised financial guidance for fiscal year 2023,” said Chairman, Founder, and CEO Hiroyuki Sugimoto. “Due to a shift in the expected sales timing, revenues are anticipated to be slightly below our Previous Guidance. However, income from continuing operations is expected to significantly exceed the Previous Guidance, driven by the following expected factors:

(1) Reduction in the cost of sales ratio through our one-stop business model for land acquisition, architectural design, and building construction.

(2) Higher profit margin compared to our conventional property sale business expected through bulk sale of several buildings.

(3) Substantial reduction in operating expenses in the crowdfunding business through the collaboration with the Rakuten Group.

We will continue to focus on enhancing shareholder value and strive for improved profitability in our management endeavors.”

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd. (NASDAQ: SYT) (“SYLA” or “the Company”) owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. SYLA’s mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. SYLA is engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at https://syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F, filed with the SEC on April 18, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Steven Shinmachi

SYLA@gateway-grp.com

(949) 574-3860

SYLA Technologies Company Contact:

Hajime Sugino

Head of SYLA USA

h_sugino@syla.jp